July 15, 2010

VIA EDGAR AND FAX

Mr. Duc Dang

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Washington Real Estate Investment Trust

Form 10-K for the year ended December 31, 2009 filed February 26, 2010

File No. 001-06622

Dear Mr. Dang:

This letter is in response to your comment letter received on July 12, 2010. We have set forth below your comment in italics, followed by our response.

Form 10-K for the year ended December 31, 2009

Item 7: Management’s Discussion and Analysis, page 20

1.	We note that economic occupancy is calculated by dividing your actual rental revenue by your gross potential real estate rental revenue. Please tell us how you determine your gross potential real estate rental revenue. For instance, please clarify how you determine the potential rental revenue of vacant space. Please provide similar clarification in future filings, as applicable.

Response:

We determine gross potential real estate rental revenue by valuing occupied units or square footage at contract rates and vacant units or square footage at market rates. We base market rates for vacant units or square footage on the prevailing asking rates for comparable properties. Sources of information on prevailing asking rates include recently signed leases, data from brokers and listings for available space.

In future filings, our definition of economic occupancy will be as follows:

Economic occupancy (“occupancy”), calculated as actual real estate rental revenue recognized for the period indicated as a percentage of gross potential real estate rental revenue for that period. We determine gross potential real estate rental revenue by valuing occupied units or square footage at contract rates and vacant units or square footage at market rates for comparable properties. We do not consider percentage rents and expense reimbursements in computing economic occupancy percentages.

Pursuant to your request, in connection with responding to these comments, Washington Real Estate Investment Trust acknowledges that:

•	the company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George F. McKenzie
George F. McKenzie President and CEO

cc:	Laura M. Franklin

Thomas C. Morey

Jeffrey E. Jordan